K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L  LLP

                    Tonya M. Smith
                    Associate
                    Phone   212-715-9373
                    Fax   212-715-8321
                    tsmith@KRAMERLEVIN.com

            August 23, 2007

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

        Re:    BluePhoenix Solutions Ltd.
                  Form 20-F for the Fiscal Year Ended December 31, 2006
              Filed on March 30, 2007
              Form 6-K filed on March 5, 2007
              File No. 333-06208

Dear Ms. Collins:

Reference is made to the letter dated August 2, 2007 to Ms. Varda Sagiv, Chief Financial Officer of BluePhoenix Solutions Ltd. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2007 and the Form 6-K filed with the Commission on March 5, 2007.

In accordance with our conversations with the Staff, the Company will provide its response to the Staff by September 21, 2007.  The Company sought an extension to provide appropriate time for coordinating between Israeli and U.S. accounting firms and for dealing with the local holiday schedule in Israel.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-9373.

                Sincerely,

                /s/ Tonya M. Smith
                Tonya M. Smith

cc:           Varda Sagiv, CFO
BluePhoenix Solutions Ltd.